Mail Stop 6010

December 7, 2007

Frank E. Collins
Senior Executive Vice President --
Legal and Administration, and Secretary
Sierra Health Services, Inc.
2724 North Tenava Way
Las Vegas, Nevada 89128

> **Re: Sierra Health Services, Inc.**
> **Annual Report on Form 10-K/A**
> **Filed April 30, 2007**
> **File No. 001-08865**

Dear Mr. Collins:

We have reviewed your response letter dated September 26, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We have reviewed your response to prior comment 1. We note from your disclosure under "Competitive Compensation Positioning in Relation to Our Market for Executive Talent" that you generally seek to maintain aggregate base salaries near the 50th percentile and aggregate target total remuneration (total direct compensation plus benefits and perquisites) at market competitive levels. We also see your disclosure on page 11 that the actual realized total cash compensation (base salary plus annual bonus) given to your 2005 NEOs was between the 65th percentile and about the 80th percentile, based on a one-year and a three-year average view, and that the three-year stock compensation gains realizable by your fiscal 2005 NEOs was at the 78th percentile. In your future filings, as applicable, please discuss and analyze the extent to which actual compensation for your named executive officers in the last completed fiscal year was outside of the ranges you have targeted and provide analysis as to why.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney